UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300096, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

MKDWELL Tech Inc. Announces One-For-Twenty Reverse Share Split as Part of Nasdaq Compliance Initiative

The board of directors of MKDWELL Tech Inc. (Nasdaq: MKDW, MKDWW) (the “Company”), a British Virgin Islands business company, have approved a reverse share split of its ordinary shares and class A preferred shares, having no par value, each on a one-for-twenty basis (the “Reverse Share Split”).

The Reverse Share Split will take effect at 9:00 a.m., Eastern Time, on November 18, 2026 (the “Effective Time”).

The ordinary shares will continue to trade on The Nasdaq Capital Market under the existing symbol “MKDW” and will begin trading on a split-adjusted basis when the market opens on November 18, 2026. The new CUSIP number for the ordinary share following the Reverse Share Split will be G6209W132.

At the Effective Time, every twenty ordinary shares of the Company will be automatically reclassified and combined into one ordinary share with no par value. As a result of the Reverse Share Split, the number of issued and outstanding ordinary shares will reduce from 36,354,390 shares (the number of ordinary shares issued and outstanding as of November 12, 2026) to approximately 1,817,720 shares. The Company also holds 1,212,667 ordinary shares as treasury shares, which will be reduced to 60,634 shares. 274,367 class A preferred shares each having no par value will be reduced to 13,719 shares. All of such class A preferred shares are held by Mr. Ming-Chia Huang, the Company’s chief executive officer and director. Each ordinary share entitles the holder to one vote per share, and each class A preferred share entitles the holder to 100 votes per share. No fractional shares will be issued in connection with the Reverse Share Split and fractional amounts will be rounded up to the nearest whole number at the participant level.

Additionally, at the Effective Time, proportionate adjustments will be made, based on the one-for-twenty ratio, to the number of ordinary shares issuable upon exercise of the Company’s outstanding warrants (Nasdaq: MKDWW) to purchase one ordinary share (the “Warrants”), including a proportional decrease in the number of ordinary shares issuable upon exercise of each Warrant and a corresponding proportional increase in the exercise price of each Warrant. This adjustment is additional to the previous adjustment made in January 26, 2026, when the Company completed a one-for-thirty reverse split of its ordinary shares and class A preferred shares.

Regulation FD Disclosure.

On November 13, 2026, the Company issued a press release announcing the Reverse Share Split. A copy of the press release is attached as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This current report on Form 6-K and the press release furnished as Exhibit 99.1 contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Please refer to the “Forward-Looking Statements” section in Exhibit 99.1 for additional information.

EXHIBITS

Exhibit No.	Description
99.1	Press Release dated November 13, 2026, announcing the Company’s Reverse Share Split

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	November 13, 2026